UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 5)

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Inspire Pharmaceuticals, Inc.

(Name of Subject Company)

Inspire Pharmaceuticals, Inc.

(Name of Persons Filing Statement)

Common Stock, par value $0.001 per share, and the

Associated Preferred Stock Purchase Rights

(Title of Class of Securities)

457733103

(CUSIP Number of Class of Securities)

Joseph M. Spagnardi

Senior Vice President, General Counsel and Secretary

Inspire Pharmaceuticals, Inc.

8081 Arco Corporate Drive, Suite 400

Raleigh, NC 27617

(919) 941-9777

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to:

Russell L. Leaf

Adam M. Turteltaub

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, New York 10019

(212) 728-8000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 5 (this “Amendment No. 5”) amends and supplements Item 8 in the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission on April 15, 2011, by Inspire Pharmaceuticals, Inc. (the “Company”), as amended or supplemented from time to time (the “Schedule 14D-9”). The Schedule 14D-9 relates to the cash tender offer by Monarch Transaction Corp. (“Merger Sub”), a wholly owned subsidiary of Merck & Co., Inc. (“Parent”), to purchase all of the Company’s outstanding shares of common stock at a price of $5.00 per share, payable net to the seller in cash without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in Merger Sub’s Offer to Purchase dated April 15, 2011, and in the related Letter of Transmittal, as each may be amended or supplemented from time to time.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 5.

Item 8. Additional Information to be Furnished.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following new paragraphs to the end of Item 8:

“(k) Expiration of the Offer

Parent announced on Friday, May 13, 2011 that the Offer had expired and that Merger Sub has accepted for payment all of the Shares validly tendered and not properly withdrawn pursuant to the Offer prior to the expiration of the Offer. According to Computershare Trust Company, N.A., the depositary for the Offer, as of 12:00 midnight, New York City time, at the end of the day on Thursday, May 12, 2011, a total of approximately 72,544,987 Shares were validly tendered and not properly withdrawn in the Offer, representing approximately 75.4% of the outstanding Shares on a fully diluted basis (as determined pursuant to the Merger Agreement).

Pursuant to the terms of the Merger Agreement, Merger Sub has exercised the Top-Up Option to increase its ownership to at least 5,000 shares more than 90% of the number of shares of Company Common Stock outstanding (after giving effect to the issuance of the shares of Company Common Stock pursuant to the Top-Up Option). As described in the Merger Agreement, the purchase price per share of Company Common Stock in respect of the Top-Up Option is equal to the Offer Price. Parent has advised the Company that following the purchase of shares of Company Common Stock pursuant to the Top-Up Option, Merger Sub intends to promptly consummate the Merger under the “short-form” merger provisions of the DGCL and as described under the heading “Vote Required to Approve the Merger” of this Item 8, without any further action by or vote of the Company’s stockholders other than Merger Sub. As described in the Merger Agreement, each Share that is issued and outstanding and that has not been accepted for purchase pursuant to the Offer (other than any Shares held in the treasury of the Company and any Shares owned by Parent, Merger Sub, or any direct or indirect subsidiary of Parent or the Company, all of which will be cancelled, and other than Shares held by stockholders who properly demand appraisal rights under the DGCL) will, at the Effective Time, be converted into the right to receive $5.00 per Share, net to the stockholder in cash, without interest and less any applicable withholding taxes, which is the same amount per Share that was paid in the Offer. Following the Merger, the Shares will no longer be listed on the Nasdaq Global Select Market and the Company’s reporting obligations will be suspended.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INSPIRE PHARMACEUTICALS, INC.

By:	/s/ Adrian Adams
Name:	Adrian Adams
Title:	President and Chief Executive Officer

Dated: May 13, 2011